CODE OF BUSINESS CONDUCT POLICY

PARAMOUNT ENERGY TRUST

CODE OF BUSINESS CONDUCT

INTRODUCTION

Paramount Energy Trust  (the “Trust”) has a reputation for integrity and honesty.  This reputation has been earned through the unwavering commitment of every employee of the Administrator of the Trust, Paramount Energy Operating Corp. (the “Corporation”) to these two principles.  The future success of the Trust is dependent on the maintenance of these high standards.

The Corporation and all of its employees, consultants and directors are expected and required to adhere to the highest ethical standards in all of their conduct of business for and on behalf of the Corporation and in areas where a conflict might arise between an individual’s personal interests and the best interests of the Corporation.  Underlying all actions and business decisions is a concern for what is right.  Any situation, decision or response should first consider what is right and how it reflects on the Corporation.  In most cases, the best action or decision is governed by the guidelines in this document.  If there is any question of appropriateness in a particular situation, an employee should seek the input of his or her supervisor.  It is recognized that there may be situations in which it is impractical or inappropriate for an employee to bring the matter to his or her supervisor.  In these cases, employees should seek the advice of the Chief Financial Officer or the President.

BUSINESS CONDUCT POLICY

All employees, consultants and directors of the Corporation shall deal with all persons doing or seeking to do business with the Corporation without favour or preference based on personal considerations.

Each employee, consultant and director is required to avoid any situation, which does or may involve a conflict between their personal interest and the interest of the Corporation.

All employees, consultants and directors shall be made aware of this policy upon their induction into the Corporation.

Any employee/consultant/director who violates this policy shall be subject to disciplinary action and in the case where the violation by an employee is a fundamental breach of the employee’s contract of employment with the Corporation, such breach shall constitute just cause for immediate termination of employment without notice.  Likewise, the Corporation will terminate any consulting arrangement and request resignation of a director for a breach of the policy.

While it is not possible to list every circumstance, which may give rise to a conflict of interest, the following are considered to be conflicts of interest and are to be used as a guide to consider what other types of activity are or may also create conflicts of interest.

An Employee/Consultant shall refrain from:

(1)

serving as director, officer, or consultant of any outside concern which does business with, or is a direct competitor of the Corporation, except with the written consent of the Corporation, which consent shall not be unreasonably withheld, providing this relationship is not materially adverse to the Corporation;

(2)

giving preferred treatment to a relative, friend or acquaintance in the hiring, assessment of performance, career progression, or compensation of such person;

(3)

reserving for oneself or diverting elsewhere a business opportunity that belongs to, has been developed by or is or would be available to the Corporation or for which the Corporation has been or will be negotiating;

PARAMOUNT ENERGY TRUST

CODE OF BUSINESS CONDUCT

An Employee/Consultant/Director shall refrain from:

(1)

disclosing to unauthorized persons or using for personal benefit or advantage of the Corporation's information, data, or records of a confidential nature which is not otherwise generally available to the public from the Corporation's-provided information or non-corporation sources;

(2)

competing with the Corporation either directly or indirectly;

(3)

soliciting for, acceptance of, or giving a commission, kick-back gift or any other fee or payment for the direct or indirect benefit of the employee/consultant or any other persons or corporations;

(4)

participating in any transaction involving the interests of the Corporation and in which the employee or a close relative (spouse, child, parent, brother, sister, in-law, friend, or close acquaintance) has a personal interest, unless expressly authorized in writing to do so after the relationship has been disclosed; and

(5)

engaging in community or political activities in any matter where there may be a conflict with the best interests of the Corporation.

An Employee/Consultant or any member of their family or their spouse’s family financially dependent upon them shall refrain from:

(1)

owning or controlling a significant interest in and participating directly or indirectly in the profits of any outside concern, other than as a regular employee of such concern, which does business with or is a direct competitor of the Corporation.  Securities of publicly-owned corporations which are traded regularly on open stock markets may be owned if they are not purchased as a result of confidential knowledge about the operations, intentions or negotiations of the Corporation with such parties or others;

An Employee/Consultant/Director or any member of their family or their spouse’s family financially dependent upon them shall refrain from:

(1)

accepting or giving directly or indirectly any gift of more than nominal value, loans, cash in any amount, excessive entertainment or travel, payments, services or other substantial or unusual favours from or to any person or company which does or is seeking to do business with, or is a competitor of the Corporation.  This does not preclude employees/consultants/directors from obtaining, on their own credit rating, regular loans from established banking or financial institutions; and

(2)

acquiring or trading in oil, gas, coal, or other mineral leases, royalty interests, and production payments that would at the time of their acquisition by an employee or consultant conflict with the best interest of the Corporation.  This does not exclude an employee/consultant/director from holding property or interests acquired by inheritance or from investing for profit in real estate which may incidentally involve mineral interests or leases, provided there is no conflict with the best interest of the Corporation and such holdings were not purchased as a result of confidential knowledge about the operation, intentions or negotiations of the Corporation.

The aforementioned examples of a conflict of interest are not exhaustive and in general are intended solely as a guide.  In any situation where there may be a reasonable doubt, the responsibility of the affected employee, consultant or director will be to seek clarification from the Corporation prior to participating in the activity rather than this activity becoming the subject of a conflict of interest review at a later date.

RESPECT FOR OTHER EMPLOYEES/CONSULTANTS

The Corporation believes that all employees and consultants should respect the work and responsibilities of their co-workers.  Accordingly, unkind remarks of employees or consultants is not acceptable.  Concerns about fellow workers' questionable behaviour should be raised discretely with the appropriate Manager/Department Head, the Chief Financial Officer or the President.

PARAMOUNT ENERGY TRUST

CODE OF BUSINESS CONDUCT

COMPLIANCE WITH THE LAW

A concern for what is lawfully and morally right underlies all business decisions.  A company may be held liable for the wrongful actions of its employees.  Employees must, therefore, ensure that their dealings and actions on behalf of the Corporation comply with the requirements and intent of all relevant legislation and regulations.  This includes rules and guidelines established by a self-regulating body or professional organization.

In addition to the laws imposed by statute, there is a duty upon a company to honour agreements, whether in writing or not, and to act reasonably and in a manner that will not cause harm to others.  Employees must diligently ensure that their conduct is not and cannot be interpreted as being in contravention of any laws governing the affairs of the Corporation in any jurisdiction where it carries on business.

Ignorance of the law will not usually excuse a party who contravenes a law.  Employees must, therefore, work together with the Corporation to keep informed of laws which may affect those affairs of the Corporation which are under his or her control.

HEALTH, SAFETY AND THE ENVIRONMENT

The Corporation is committed to safe and healthful working conditions for all employees and consultants and to conducting its activities in an environmentally responsible manner.

Employees and consultants are expected to read and be aware of the Corporation's Environmental and Safety Policies and Procedures.  Their awareness of such procedures should assist the Corporation in improving operations thereby avoiding injury or sickness to all persons, and damage to property and the environment, by giving due regard to all applicable safety standards, regulatory requirements, technical, and conventional standards and restraints.

All conditions, situations or accidents which give rise to health, safety, or environmental concerns must be immediately reported to Gord Ferguson, Corporate Compliance Consultant for Safety and Environmental Affairs, immediately, or in his absence one of the Vice Presidents, the General Counsel, the Chief Financial Officer, or the President.

PAYMENTS TO AND FROM EMPLOYEES/CONSULTANTS/DIRECTORS

It is the Corporation's policy to deal fairly and lawfully with all customers, suppliers and independent consultants purchasing or furnishing goods or services.  All goods and services shall be obtained on a competitive basis at the best value considering price, quality, reliability, availability and delivery.

Employees, consultants or directors shall not accept gratuities, gifts or favours of any sort having in aggregate more than a nominal value.  Employees, consultants and directors should neither seek nor accept payments, services, fees, special privileges of value, or loans from any person (except from persons in the business of lending and then on conventional terms) or from any organization or group that does, or is seeking to do, business with the Corporation or any of its affiliates, or from a competitor of the Corporation or any of its affiliates.  Gifts of nominal value (advertising mementos, desk calendars or pens) or accepting hospitality or entertainment (lunch, dinner, or tickets to a local sporting event) are acceptable.  Employees and consultants should discuss gifts of a more substantial nature, such as trips or accommodations, with their supervisor, and this should in turn be discussed with one of the Vice Presidents, the General Counsel, the Chief Financial Officer, or the President.  Directors should report gifts of a more substantial nature to the President.

No employee, consultant or director shall offer, or provide on behalf of the Corporation, any expensive gifts, excessive entertainment or payments of any amount of money to any supplier, customer, subcontractor, competitor, or any public official, or to their representatives, nor pay to them, either directly or indirectly, any commissions or fees which are excessive in relation to the services rendered.  Modest gifts, favours or entertainment may be furnished by employees whose duties permit them to do so, provided all of the following tests are met:

PARAMOUNT ENERGY TRUST

CODE OF BUSINESS CONDUCT

(1)

they are not in cash or securities and are of modest value; and

(2)

they do not contravene any law and are made as a matter of generally accepted practice; and

(3)

if subsequently disclosed to the public, they would not in any way embarrass the Corporation or their recipients.

CONTRIBUTIONS

As a responsible community citizen, the Corporation encourages and supports the participation of its employees and consultants in charitable, educational and cultural activities.

The direct or indirect use of the Corporation’s funds, goods or services as contributions to charities, political parties, campaigns or candidates for election to any level of government requires the prior approval of the President.

Contributions include money or anything having value, such as loans, services, entertainment, trips and the use of the Corporation facilities or assets.  Time spent on charitable, political or similar activities while an employee is to be attending to his or her employment responsibilities also amounts to a contribution.  Furthermore, no employee is to be reimbursed for any contributions which he or she might make acting in a personal capacity.

The Corporation encourages political, cultural and other charitable activities and involvement by its employees acting on their own behalf but not as representatives of the Corporation.

PUBLIC OFFICIALS

The Corporation offers services to a heavily regulated industry, and in providing services which relate directly to regulations one must be especially sensitive to the interaction of employees with public officials.  All interaction and communications between employees, consultants or directors and public officials are to be conducted in a manner that will not compromise the integrity or reputation of any public office, the Corporation or its affiliates.

COMMUNITY RELATIONS

In its business the Corporation and its employees, consultants and directors come in contact with many members of the public, including individuals, community groups, public officials and members of the media.  The Corporation strives to maintain its good reputation in the community and, therefore, needs to ensure that employees speaking on behalf of the Corporation recognize and deal with sensitive issues in an appropriate manner.  Enquiries from members of the community related to matters of a sensitive nature should be directed to the appropriate person.  Enquiries from the media should be directed to the President.

BOOKS OF ACCOUNT

The Corporation's books of account and records must reflect transactions accurately and in a timely manner to ensure that all transactions with which they are involved are authorized and executed in accordance with the Corporation's procedures and that no undisclosed or unrecorded transactions are made.

INSIDE INFORMATION

The Corporation encourages directors, employees and consultants (“Interested Parties”) to be unitholders in the Trust as one way to more tangibly link unitholder interests with those of the Interested Parties.  However, Interested Parties possessing inside information are expected and must show integrity and use proper judgement in the timing of their investments.  If in doubt as to the propriety of actions, the Interested Parties should seek the advice of the Chief Financial Officer or President.

Certain information, which the Corporation treats as secret, may influence the price or trading of the Trust’s units or other securities if it is disclosed to members of the public.  Specific "inside information" would include that concerning major contracts, proposed acquisitions or mergers and sales or earnings figures.  Interested

PARAMOUNT ENERGY TRUST

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Parties shall not use such inside information for their own financial gain or that of their associates, nor shall they inform another person or company about such information before it has become generally disclosed.

Inside information is information which (1) has not been publicly released, (2) is intended for use solely by the Corporation on behalf of the Trust and not for personal use, or (3) is the type usually not disclosed by the Corporation on behalf of the Trust.  All Interested Parties who come into possession of material inside information before it is publicly disclosed are considered insiders for the purposes of securities laws.  The spouses, immediate families and those under the guardianship or influence of insiders may also be regarded as insiders.  Included in the concept of insider trading is "tipping" or revealing insider information to other individuals to enable such individuals to trade in the Corporation's securities on the basis of undisclosed information.

The Alberta Securities Act and Ontario Securities Act imposes certain liabilities upon every Interested Party or person retained by the Corporation or the Trust, and any associate of such person, from using for their own benefit in connection with a trade in securities of the Corporation any inside information including that which, if generally known, might reasonably be expected to affect materially the market price of shares or other securities.

Recently The Toronto Stock Exchange ("TSE") has provided a Policy Statement on Timely Disclosure which expands on the requirements of securities law such as the Alberta Securities Act.

These new TSE Disclosure Rules on Employee Trading require that Interested Parties with access to material information be prohibited from trading until the information has been fully disclosed and a reasonable period of time has passed for the information to be disseminated.  This period may vary, depending on how closely the company is followed by analysts and institutional investors.  In general, a five-trading-day period should elapse prior to employee, consultant or director trading in the Trust’s units or securities.

This prohibition applies not only to trading in the Trust’s securities, but also to trading in other securities whose value might be affected by changes in the price of the Trust’s securities.  For example, trading in listed options or securities of other companies that can be exchanged for the Trust’s securities is also prohibited.

In addition, if Interested Party becomes aware of undisclosed material information obtained as a result of their position as an Interested Party about another public company or trust such as a subsidiary, they may not trade in the securities of that other company or trust.

The Corporation's policy parallels the various provincial securities acts and the new TSE Policy Statement on Timely Disclosure in that all employees, consultants and directors who receive inside information about the Corporation or the Trust, their associates and affiliated companies or other companies in which the Corporation or the Trust has an interest, are in a position of trust, and they must not trade in units, shares or other securities on the basis of the information they possess before it becomes generally disclosed or otherwise make use of such information for their own benefit or advantage.

CONFIDENTIAL  INFORMATION

The Corporation is in a highly competitive environment with other petroleum companies seeking the advantage of technical ideas or information.  Certain records, reports, papers, devices, processes, plans, methods and apparatus of the Corporation, including methods of doing business and information on P&NG rights held by the Trust, cost information, geological maps, engineering and information system technologies, etc. are the "intellectual property" of the Corporation and are considered to be strictly confidential.  In addition, information relating to employee or consultant compensation, including general information regarding the Corporation’s compensation, bonus, savings, unit ownership, unit incentive or benefits plans, or specific information pertaining to individual employee’s or consultant’s compensation, is considered to be confidential information.  Employees, consultants and directors are not to reveal or use for any personal purpose such confidential information without written consent from the President.

Confidential information does not include information which is already in the public domain.  Certain information may be released by the Corporation (to comply with securities regulations for example); however,

PARAMOUNT ENERGY TRUST

CODE OF BUSINESS CONDUCT

the release of such information is a decision of the Board of Directors and/or the Chief Financial Officer and the President.  If there is any doubt as to what can or cannot be discussed, employees, consultants or directors should err on the side of discretion and not communicate any information.  For more specific advice, an immediate supervisor, the Chief Financial Officer or the President should be consulted.

CONFLICT OF INTEREST

Employees, consultants and directors, as stated under the Business Conduct Policy Section, cannot enter or be already part of any situation(s) in which their personal interests might conflict with those of the Corporation.  More specifically, employees, consultants and directors must avoid acquiring interests, or participating in activities which would tend:

(1)

to deprive the Corporation of the time or attention required to perform their duties properly; or

(2)

to create an obligation which would affect their judgement or ability to act solely in the Trust’s best interest.

Any unusual potential for conflict of interest is inherent in direct or indirect (i.e. through family members) relationships with enterprises which supply, buy from, or compete with the Corporation or the Trust.  Questionable relationships include:

(1)

borrowing from such an enterprise;

(2)

employment, consultation or directorships with such an enterprise;

(3)

receipt of gifts or favours of more than nominal value, particularly in situations in which business judgement may be influenced; and

(4)

direct or beneficial ownership of an interest in, or any class of, the assets or securities of such an enterprise, except an investment representing less than one per cent of the outstanding securities of a publicly traded corporation.

Employees or consultants must act in such a manner that their conduct will bear the closest scrutiny should circumstances demand that it be examined.  Not only actual conflicts of interest but the very appearance of conflict should be avoided.

Where a conflict of interest situation may exist or be perceived to exist, the employee or consultant may be put in a compromising position or his or her judgment may be questioned.  The Corporation wants to ensure that all employees and consultants are, and are perceived to be, free to act in the best interests of the Corporation and the Trust.  Disclosure of areas of potential conflict of interest must be made immediately to senior officers of the Corporation and will allow the Corporation to decide what appropriate steps are to be taken to protect both the Corporation and the employee or consultant from these situations.

CONFLICT OF INTEREST SITUATIONS ARE NOT ALLOWED OR APPROPRIATE FOR ANY OF THE CORPORATION'S EMPLOYEES OR CONSULTANTS.  IN THE EVENT THERE MAY BE A CONFLICT SITUATION, OR A PERCEIVED ONE, FOLLOWING DISCLOSURE IN WRITING TO THE CORPORATION, THE CORPORATION MAY OR MAY NOT GRANT APPROVAL.  WITHOUT APPROVAL BY THE CORPORATION IN WRITING, THE CONFLICT SITUATION MUST CEASE IMMEDIATELY.

A DIRECTOR MUST REPORT ANY EVENT THAT MAY GIVE RISE TO A CONFLICT OF INTEREST IMMEDIATELY, TO THE PRESIDENT OF THE CORPORATION.  THE CONFLICT OF INTEREST AND SOLUTION WILL ALSO BE REPORTED AND DOCUMENTED AT THE NEXT MONTHLY BOARD OF DIRECTORS’ MEETING.  DISCLOSURE MAY CURE A CONFLICT OF INTEREST OR ALLOW THE CORPORATION TO APPROPRIATELY AVOID A POTENTIAL CONFLICT.  HOWEVER, A CONFLICT MAY BE SO SEVERE AS TO ONLY BE RESOLVED BY THE DIRECTOR’S RESIGNATION FROM ONE OR BOTH OF THE CONFLICTING POSITIONS.  EACH DIRECTOR AGREES THAT IF THE BOARD DETERMINES A POTENTIAL CONFLICT CANNOT BE CURED, THE DIRECTOR WILL REFRAIN FROM VOTING ON THE MATTER OR RESIGN FROM THE BOARD IF DEEMED NECESSARY.  ANY

PARAMOUNT ENERGY TRUST

CODE OF BUSINESS CONDUCT

DISCLOSURE IS ALSO SUBJECT, WHERE THE CASE MAY BE, TO THE “CONTINUOUS DISCLOSURE POLICY” AS SET OUT IN THE CORPORATE GOVERNANCE DIRECTOR’S   MANUAL.

Employees, consultants and directors shall disclose, in writing, at the time of their employment, commencement of their consulting contract or election as a director, as applicable,  using the Certification Statement form attached to this Policy, all business, commercial or financial interests, activities, or any relationships which might reasonably be regarded as creating an actual, potential or perceived conflict of interest with their duties as an employee, a consultant or as a director.

GRANDFATHERING

Employees, consultants or directors who are currently in contravention of any of the requirements of this Code of Business Conduct must declare those situations and, subject to the Corporation's formal approval, not to be unreasonably withheld, these exceptions will be acceptable, providing that the Corporation's integrity and the Trust’s unitholder assets are not compromised; for example, a consultant who is a director of a competitor oil and gas company where no conflict of interest exists.

WHISTLEBLOWER PROGRAM

Purpose

As stated in the introduction of the Code of Business Conduct, the Trust is committed to the highest standards of openness, honesty and accountability.  The integrity of the financial and other information of the Trust is vital as it guides the decisions of the Board of Directors of the Corporation and is relied upon by our unitholders, financial markets and other stakeholders.

For these reasons we must cultivate an environment where individuals can confidentially and anonymously report complaints and concerns regarding accounting, internal auditing controls or auditing matters without the fear of victimization, discrimination or disadvantage.  This requires a program by which the appropriate body can receive, retain and investigate all reports of complaints and concerns regarding accounting, internal accounting controls or auditing matters.

Whistleblower Protection

The Whistleblower Program is established for employees, directors, contractors and consultants of the Corporation.

Reportable Conduct

This program is designed to encourage the reporting of complaints and concerns regarding accounting, internal auditing controls or auditing matters, including, but not limited to:

•

suspect, questionable, unethical, and unlawful accounting and auditing policy, practices or procedures;

•

intentional breach of or failure to implement accounting and auditing policy, practices and procedures approved by the Board of Directors;

•

inadequate internal accounting controls;

•

the misleading or coercion of auditors;

•

disclosure of fraudulent or misleading financial information; and

•

instances of corporate fraud.

Who is protected?

Any person who makes a disclosure or raises a concern under this program will be protected if the person:

•

discloses the information in good faith;

•

believes it to be substantially true;

•

does not act maliciously or make false allegations, and

•

does not seek any personal or financial gain.

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CODE OF BUSINESS CONDUCT

Reporting a Complaint

Complainants can be anonymously reported via email, telephone or post.  In instances where a satisfactory response is not received from your immediate supervisor, or if you are uncomfortable addressing your concerns to the Chief Financial Officer, President, or General Counsel,  the Chairman of the Audit Committee of the Corporation may be contacted by mail, telephone, fax or email as follows:

Mr. Jack Peltier

100, 520 – 3rd Avenue S.W.

Calgary, Alberta  T2P 3T3

Telephone:

(403) 264-5552 (business)

(403) 281-4703 (home)

Facsimile:

(403) 264-1855(business)

Email:

peltierj@telus.net

Employees and consultants are encouraged to provide as much specific information as possible including names, dates, places and events that took place, the employee's or consultant's perception of why the incident(s) may be a violation, and what action the employee or consultant recommends be taken.

Investigating a Report

The Corporation will respond positively to concerns raised hereunder.  Reporting parties should not forget that investigating your concerns is not the same as either accepting or rejecting them.

Where appropriate, the matters raised may:

•

be investigated by senior management, the Audit Committee, internal audit, or legal counsel

•

be referred to the police;

•

be referred to the external auditor;

•

form the subject of an independent inquiry.

In order to protect individuals and those accused of misdeeds or possible malpractice, initial enquiries may be made to determine whether an investigation is appropriate and, if so, what form it should take.

The overriding principle which the Trust will have in mind is the best interests of the Trust and its unitholders.

Some concerns may be resolved by agreed action without the need for further investigation or action.  If urgent action is required, it may be taken before an investigation is completed.

Within fifteen (15) working days of a concern being raised the reporting party will receive a letter:

•

acknowledging that the concern has been received;

•

indicating how he/she proposed to deal with the matter;

•

giving an estimate of how long it will take to provide a final response;

•

telling the reporting party whether any initial enquiries have been made; and

•

telling the reporting party whether further investigations will take place and if not, why not.

The amount of contact between the persons considering the issues and the reporting party will depend on the nature of the matters raised, the potential difficulties involved and the clarity of the information provided.  If necessary, the Trust will seek further information from the reporting party.

The Trust will take steps to minimize any difficulties which the reporting party may experience as a result of raising a concern.  For instance, if the reporting party is required to give evidence in criminal or disciplinary proceedings, the Trust will arrange for the reporting party to receive advice about the procedure.

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CODE OF BUSINESS CONDUCT

In determining what further actions to take, considerations include, but are not limited to:

•

the alleged wrongdoer;

•

seriousness of the allegation;

•

credibility of the allegation;

•

urgency of an investigation and resolution.

Confidentiality

The investigating body will respect the confidentiality of any complainant who so requests, but can only do so to the extent permitted by the law.  However, it must be appreciated that it will be easier to follow up and to verify complaints if the complainant is prepared to give his or her name.

Victimization, Discrimination and Harassment

The Trust will not tolerate any attempts, to any degree, on the part of anyone to sanction in any way a complainant who reported a complaint or concern in good faith.  Any such attempt should be reported immediately to a member of the Audit Committee or the Chairman of the Committee.

False, Malicious and Bad Faith Reports

The sensitive nature of corporate and professional reputation demands that the Trust view very seriously any report that proves to be unsubstantiated or which proves to have been submitted knowing it to be false, or with malicious intent, or in bad faith.  The Trust regards the making of such reports as a serious disciplinary offence which may result in disciplinary action up to and including dismissal for cause.

Records

The Audit Committee shall retain for a period of three (3) years all records relating to reports submitted under this program.

CERTIFICATION

All current employees, consultants and directors of the Corporation and the Trust’s subsidiaries are asked to certify their review of and compliance with the provisions contained in this Code of Business Conduct.  Officers of the Corporation will be required to provide a certificate annually to the Corporate Governance Committee of the Board of Directors in this regard.  The attached form of certification is also to be used by employees, consultants or directors to disclose any potential Business Conduct conflict of interest situations that arise in the future following this certification requirement.

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CODE OF BUSINESS CONDUCT

PARAMOUNT ENERGY TRUST

CERTIFICATION STATEMENT BY AN EMPLOYEE/CONSULTANT FOR

THE CODE OF BUSINESS CONDUCT POLICY

I have read Paramount Energy Trust's Code of Business Conduct Policy, and I can certify that except as specifically noted below:

(1)

I understand the content, purpose and consequences of contravening the Policy.

(2)

I am not and have not been in violation of the Policy except as may be stated below.

(3)

After due inquiry and to my best knowledge and belief, no employee or consultant under my direct supervision is in violation of the Policy.

(4)

I will exercise my best efforts to assure full compliance with the Policy and I will continue to abide fully by the Policy.

Print or type name

Signature

Title and Location

Date

Any/All Exceptions

(Please include any potential conflict of interest situations)

(1)

(2)

(If required, provide additional details on the reverse side of this sheet or by appendage to this Certificate.)